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MR. J. B. ROSENBERG
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street NE
Washington DC 20549
U.S.A.

                                                                   July 10, 2006

                   RE: IPC HOLDINGS, LTD., FILE NO. 000-27662

Dear Mr. Rosenberg,

          We are in receipt of the letter from the staff of the Securities and Exchange Commission ("SEC") dated June 27, 2006, regarding our annual report on Form 10-K for the year ended December 31, 2005. For your convenience, we have included the staff's comments below and have keyed our responses accordingly.

          In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of co-operation with the staff of the SEC, and not because we believe our prior filing is deficient or inaccurate. Accordingly, changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

          We have also indicated in a number of responses that we believe no change in disclosure is appropriate, and have explained why. We understand the SEC's staffs' comments, even where a disclosure change is requested or suggested, to be based on the staffs' understanding based on information available to it, which may be less than the information available to us. Accordingly, we understand those SEC staff comments may be withdrawn or modified based on the additional explanation or information we provide.

          We represent that we understand that the company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and that the company may not assert staff comments as a defence in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

          As a general response, it is important to understand that IPC is exclusively a reinsurer with no direct primary insurance operations. Further, IPC is predominantly a property catastrophe reinsurance specialist and the predominant proportion (approx. 96% in 2005) of our annual written premiums (excluding reinstatement premiums) are for excess of loss contracts for which there is a defined limit of maximum loss (as opposed to quota share treaties). As discussed below, because of the highly specialized nature of our loss exposure, IPC believes certain of the staff's suggested disclosures regarding reserve development are not appropriate or relevant to IPC. Owing to our exclusive focus on reinsurance, we have responded to the comments in reverse order.

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FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss Reserves

2. WE NOTE THAT YOU SET YOUR CLAIM RESERVES FOR ASSUMED REINSURANCE OPERATIONS BASED UPON INFORMATION RECEIVED FROM CEDANTS. AS THIS APPEARS TO POSE A POTENTIAL FOR A HIGHER DEGREE OF UNCERTAINTY IN ESTABLISHING THE ESTIMATE OF ASSUMED LOSS RESERVES AS COMPARED TO DIRECT LOSS RESERVES, PLEASE PROVIDE US, IN DISCLOSURE-TYPE FORMAT, EXPANDED DISCLOSURE RELATED TO THIS UNCERTAINTY. ALSO IN THIS DISCLOSURE, PLEASE CONSIDER DISCLOSING THE
     FOLLOWING:

     A. INCLUDE IN THIS DISCLOSURE THE RISKS ASSOCIATED WITH MAKING THIS ESTIMATE AND THE EFFECTS AND EXPECTED EFFECTS THIS UNCERTAINTY HAS OR WILL HAVE ON MANAGEMENT'S JUDGMENTS AND ASSUMPTIONS IN ESTABLISHING THE ASSUMED LOSS RESERVE.

     B. THE NATURE AND EXTENT OF THE INFORMATION RECEIVED FROM THE CEDANTS RELATED TO POLICIES, CLAIMS, UNEARNED PREMIUMS AND LOSS RESERVES;

     C. THE TIME LAG FROM WHEN CLAIMS ARE REPORTED TO THE CEDANT TO WHEN THE CEDANT REPORTS THEM TO THE COMPANY AND WHETHER, HOW, AND TO WHAT EXTENT THIS TIME LAG EFFECTS THE LOSS RESERVE ESTIMATE;

     D. THE AMOUNT OF ANY BACKLOG RELATED TO THE PROCESSING OF ASSUMED REINSURANCE INFORMATION, WHETHER THE BACKLOG HAS BEEN RESERVED FOR IN THE FINANCIAL STATEMENTS AND, IF APPLICABLE, WHEN THE BACKLOG WILL BE RESOLVED;

     E. WHAT PROCESS MANAGEMENT PERFORMS TO DETERMINE THE ACCURACY AND COMPLETENESS OF THE INFORMATION RECEIVED FROM CEDANTS; AND

     F. HOW MANAGEMENT RESOLVES DISPUTES WITH CEDANTS, HOW OFTEN DISPUTES OCCUR, AND THE MAGNITUDE OF ANY CURRENT, MATERIAL DISPUTES;

          As a general observation, management believes that the disclosures in its Annual Report on Form 10-K regarding losses and loss reserves are adequate and provide the reader with an understanding of what is involved and the material uncertainties. IPC's general disclosures regarding reserve estimation and re-estimation are included principally in three portions of its Form 10-K: in Item 1 ("Business") under the caption "Reserves for Losses and Loss Adjustment Expenses"; in Item 1A ("Risk Factors") under the captions "Establishing reserves for catastrophes is an inherently uncertain process and, if we are required to greatly increase our loss reserves, our operating results may significantly decrease" and "Uncertainty related to estimated losses for hurricanes Katrina, Rita and Wilma may further materially impact our financial results...."; and in Item 7 ("MD&A") under "Critical Accounting Policies -- Loss
Reserves". These disclosures contain a general discussion of IPC's reserve estimation and re-estimation processes and the attendant risks of re-estimation. The existing Item 1 and Item 7 disclosures indicate, inter alia, that (i) IPC establishes reserves based upon estimates of losses incurred by the ceding insurers and IPC's estimate of the portion of such loss IPC has insured and (ii) additional reserves are established when IPC believes the ultimate loss is greater than that reported by cedants and their brokers. Item 1 contains a discussion of the reserve estimation process that is more detailed than that contained in Item 7. IPC historically also discusses reserve re-estimations in the "Results of Operations" portion of MD&A, focusing when necessary on the reasons particular identified catastrophes have caused or may cause in the future reserve re-estimations.

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          The existing "Critical Accounting Policies" disclosures indicate, inter alia, that estimating appropriate loss reserves for catastrophes is an inherently uncertain process and that loss reserves represent IPC's estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including IBNR and RBNE losses). The existing "Critical Accounting Policy" disclosures also describe the reserve estimation and re-estimation process in some detail, including that: when a catastrophic event occurs, IPC first determines which treaties may be affected using its geographic data base of exposures; IPC then contacts the respective brokers and ceding companies involved with those treaties to determine their estimate of involvement and the extent to which the reinsurance program is affected; IPC may also use computer modeling to measure and estimate loss exposure under the actual event scenario, if available; IPC establishes a specific reserve for the event, based upon estimates of total losses incurred by the ceding insurers and the industry as a whole, as a result of the event and a specific estimate of the portion of such loss IPC has reinsured; management's estimates are used for IBNR or RBNE loss amounts; complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which IPC is notified of changes to loss estimates; for excess of loss business, IPC is aided by the fact that each treaty has a defined limit of liability arising from one event; once that limit has been reached, IPC has no further exposure to additional losses from that treaty for the same event; and, for proportional treaties, IPC generally uses an initial estimated loss and loss expense ratio based upon information provided by the ceding company and/or their broker and our historical experience of that treaty, if any.

          The existing Item 1 disclosure further indicates that IPC establishes additional reserves where it believes that the ultimate loss amount is greater than that reported to IPC by the ceding company; these reserves, which provide for development on reported losses, are also known as Reported but not Enough ("RBNE") reserves, (sometimes referred to as additional case reserves); IPC also establishes reserves for losses incurred as a result of an event known but not reported to us; these Incurred but not Reported ("IBNR") reserves, together with RBNE reserves, are established for both catastrophe and other losses; to estimate the portion of loss and loss adjustment expenses relating to these claims for the year, we review our portfolio of business to determine where the potential for loss may exist; and industry loss data, as well as actual experience, knowledge of the business written and general market trends in the reinsurance industry, are considered.

          IPC agrees to accept the staffs' comments contained in comments 2a, b, c and e and will include disclosure in future filings substantially to the following effect under "Critical Accounting Policies -- Loss Reserves":

          "We establish reserves based upon estimates of losses incurred by the ceding companies, including reserves where we believe that the ultimate loss amount is greater than that reported to us by the ceding company. These reserves, which provide for development on reported losses, are also known as Reported but not Enough ("RBNE") reserves. We also establish reserves for losses incurred as a result of an event known but not reported to us. These Incurred but not Reported ("IBNR") reserves, together with RBNE reserves, are established for both catastrophe and other losses. To estimate the portion of loss and loss adjustment expenses relating to these claims for the year, we review our portfolio of business to determine where the potential for loss may exist. Industry loss data, as well as actual experience, knowledge of the business written by us and general market trends in the reinsurance industry, are considered. We may also use CATRADER(R) to measure and estimate loss exposure under the actual event scenario, if available. The sum of the

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          individual estimates derived from the above methodology provides us with an overall estimate of the loss reserve for the company as a whole.

          As a broker market reinsurer, we are reliant on loss information reported to brokers by primary insurers who must estimate their own losses at the policy level. These estimates are sometimes derived from the output of computer-based modelling systems, and often based upon incomplete and changing information, especially in the period immediately following a catastrophic event. The information we receive varies by cedant and broker and may include paid losses and estimated case reserves. We may also receive an estimated provision for IBNR reserves, especially when the cedant is providing data in support of a request for collateral for reserves ceded. Information can be received on a monthly, quarterly or transactional basis. As a reinsurer, our reserve estimates may be inherently less reliable than the reserve estimates of our primary insurer cedants.

          There is a time lag inherent in reporting from the original claimant to the primary insurer to the broker and then to the reinsurer. Reporting of property claims arising from catastrophes in general tends to be prompt (as compared to reporting of claims for casualty or other 'long-term' lines of business). However, the timing of claims reporting can vary depending on various factors, including: the nature of the event (e.g. hurricane, earthquake, hail, man-made events such as terrorism or rioting); the geographic area involved; the quality of the cedant's claims management and reserving practices; and whether the claims arise under reinsurance contracts for primary companies, or reinsurance of other reinsurance companies (i.e. retrocession). Because the events from which claims arise are typically prominent, public occurrences, we are often able to use independent reports of such events to augment our loss reserve estimation process. Because of the degree of reliance that we place on ceding companies for claims reporting, the associated time lag, the low frequency/high severity nature of the business we underwrite and the varying reserving practices among ceding companies, our reserve estimates are highly dependent on management judgment and therefore uncertain. During the loss settlement period, additional facts regarding individual claims and trends may become known, and current laws and case laws may change.

          IPC's controls in place require that claim payments and reserves must be authorized by the underwriter upon processing. Large claims must also be approved by senior management prior to a claims payment being made. While we have the right to audit client data, most of our claims result from events that are well known such as hurricanes or earthquakes; our claims processors and underwriters ask follow-up questions as necessary, in assessing the reasonableness of reported claims. We also cross reference and verify amounts requested as collateral by ceding companies, in comparison to amounts previously reported to us."

          IPC notes that, with respect to comment 2d, upon receipt of claim information from a broker, we are generally able to review and process that information within a 48 hour period. As such, there is generally little or no backlog to the processing of assumed reinsurance information. Accordingly, IPC believes disclosure regarding this backlog is not necessary.

          IPC notes that, with respect to comment 2f, to date (in thirteen years) IPC has not been involved in any formal disputes or arbitrations with any of our clients. Should a dispute arise, our reinsurance contracts generally provide for a process of arbitration, which is binding upon the parties; in future Form 10-K filings, we will disclose the contractual arbitration provision in Item 1. Because of the size and unusual complexity of the issues relating to Hurricane Katrina, there is a greater risk that disputes with ceding companies over policy terms and claims may arise, and this is disclosed in both "Risk Factors" and the "Results of Operations" portion of MD & A; while IPC

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believes additional disclosure is not necessary in "Critical Accounting
Policies", in future Forms 10-K IPC will add analogous disclosures in "Critical Accounting Policies" as discussed in response to Comment 1 below.

1. WE BELIEVE YOUR DISCLOSURE REGARDING THE ESTIMATION OF THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES COULD BE IMPROVED TO BETTER EXPLAIN THE JUDGMENTS AND UNCERTAINTIES SURROUNDING THIS ESTIMATE AND THE POTENTIAL IMPACT ON YOUR FINANCIAL STATEMENTS. WE BELIEVE IN ORDER TO MEET THE PRINCIPAL OBJECTIVES OF MD&A THIS DISCLOSURE SHOULD ENABLE THE INVESTOR TO UNDERSTAND 1) MANAGEMENT'S PROCESS FOR ESTABLISHING THE ESTIMATE 2) THE REASONS FOR CHANGES IN THE HISTORICAL ESTIMATE 3) WHETHER AND TO WHAT EXTENT MANAGEMENT HAS ADJUSTED THEIR ASSUMPTIONS USED IN THE MOST RECENT ESTIMATE FOR TRENDS OR OTHER FACTORS IDENTIFIED FROM PAST EXPERIENCE AND 4) THE POTENTIAL VARIABILITY IN THE MOST RECENT ESTIMATE AND THE IMPACT THIS VARIABILITY MAY HAVE ON REPORTED RESULTS, FINANCIAL CONDITION AND LIQUIDITY. PLEASE KEEP THIS OBJECTIVE IN MIND IN DRAFTING YOUR RESPONSES TO COMMENTS LISTED BELOW. PLEASE ALSO CONSIDER PROVIDING ANY ADDITIONAL INFORMATION, IN DISCLOSURE-TYPE FORMAT, TO ACHIEVE THIS OBJECTIVE.

     a) PLEASE IDENTIFY AND DESCRIBE THOSE KEY ASSUMPTIONS THAT MATERIALLY AFFECT THE ESTIMATE OF THE RESERVE FOR LOSS AND ADJUSTMENT EXPENSES. IN ADDITION, PLEASE DISCLOSE THE FOLLOWING:

               1. FOR EACH OF YOUR KEY ASSUMPTIONS AND FOR YOUR PROVISION FOR UNCERTAINTY, QUANTIFY AND EXPLAIN WHAT CAUSED THEM TO CHANGE HISTORICALLY OVER THE PERIODS PRESENTED.

               2. DISCUSS WHETHER AND TO WHAT EXTENT MANAGEMENT HAS ADJUSTED EACH OF THE KEY ASSUMPTIONS AND THE PROVISION FOR UNCERTAINTY USED IN CALCULATING THE MOST RECENT ESTIMATE OF THE RESERVE GIVEN THE HISTORICAL CHANGES, CURRENT TRENDS OBSERVED AND/OR OTHER FACTORS AS DISCUSSED IN 1. ABOVE. THIS DISCUSSION SHOULD RECONCILE THE HISTORICAL CHANGES, THE CURRENT TRENDS AND/OR OTHER FACTORS OBSERVED TO WHAT MANAGEMENT HAS CALCULATED AS ITS MOST RECENT KEY ASSUMPTIONS.

     b) WE NOTE THAT YOU PROVIDE A SENSITIVITY ANALYSIS AROUND YOUR AGGREGATED IBNR/RBNE AND TOTAL RESERVE FOR LOSSES. HOWEVER, WE BELIEVE A MORE BENEFICIAL ANALYSIS SHOWS THE POTENTIAL VARIABILITY IN LOSS RESERVES RESULTING FROM REASONABLY LIKELY CHANGES IN KEY ASSUMPTIONS THAT AFFECT MANAGEMENT'S ESTIMATES OF LOSS RESERVES. PLEASE QUANTIFY AND PRESENT, PREFERABLY IN A TABULAR FORMAT, THE AFFECT THAT REASONABLY LIKELY CHANGES IN THE KEY ASSUMPTIONS IDENTIFIED MAY HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY. EXPLAIN WHY MANAGEMENT BELIEVES THE SCENARIOS QUANTIFIED ARE REASONABLY LIKELY.

     a) Historically, IPC has discussed particular factors which might materially affect reserve development in a manner not contemplated by the general disclosures with particularized statements included in "Results of Operations"; for example, the 2005 Form 10-K contained particularized disclosure in "Results of Operations" regarding factors causing additional risk of re-estimation for Hurricane Katrina. Historically, IPC has also discussed in "Results of Operations" factors causing adverse reserve development in the period being reported; for example, see the discussion in our 2005 10-K, MD&A -- Results of Operations, regarding the increased loss estimation for tropical storm Allison, resulting from an unfavourable court ruling against one of our clients.

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          IPC believes its general disclosures in "Critical Accounting Policies"
          regarding the factors potentially affecting reserve development are adequate, including with the additions discussed in the response above. However, IPC agrees (i) to move to include in "Critical Accounting Policies" in its future filings portions of the additional disclosures regarding the factors causing reserve re-estimation which are currently contained in Item 1, as well as disclosures regarding potential sources of future adverse development which it would otherwise include in "Results of Operations" and (ii) to discuss, on a historical basis, the factors which have caused adverse loss development in the latest historical period (which IPC has historically discussed in "Results of Operations"). With respect to
          (i), disclosure would be made substantially as follows:

               "For certain catastrophic events there is greater uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which IPCRe is notified of changes to loss estimates. In particular, the estimate for hurricane Katrina has been based on industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgment. It has been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. However, the unique circumstances and severity of this devastating catastrophe, including the extent of flooding and resultant limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses, which is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage."

          IPC believes such disclosures are responsive to the staff's comment that the disclosure indicate 1) management's process for establishing the estimate, 2) the reasons for changes in the historical estimate and 3) the potential variability in the estimate. As discussed in the response to comment 1b below, management does not make assumptions or attribute numeric values to particular factors affecting development.

     b) Our reserving methodology uses a process that calculates a point estimate for IPC's ultimate loss for each event, as opposed to a methodology that develops a range of estimates. We then use the point estimate, along with paid and incurred loss data, to establish our estimate of RBNE/IBNR. We do not make assumptions or attribute numeric values to particular factors affecting development, such as the nature or geography of the event or the cost of building materials. We do not use sensitivity analysis in calculating reserves and therefore do not make any specific quantitative assumptions in connection with such an analysis. IPC does not attribute predictive numeric weights to the factors that cause reserve increases in catastrophes generally. Importantly, even if IPC were to attribute in its loss estimates specific numeric assumptions regarding various factors, changes in such assumptions would not necessarily translate into comparable reserve re-estimations owing to the nature of excess of loss coverage, as well as differences in each of our clients' underlying portfolios. For example an increase in the total industry estimated amount reported for a catastrophic event would not necessarily result in a proportionate increase to either our individual clients' losses, or IPC's loss, for that event. IPC respectfully proposes to not comply

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          with the comment 1b, and instead to rely on (i) its existing disclosures as supplemented by the foregoing and (ii) its existing mathematical sensitivity analysis.

          We trust you will find these responses to your comments satisfactory. If you have any questions, please do not hesitate call me on (441) 298 5107, or e-mail me at john.weale@ipcre.bm.

                                        Yours sincerely,


                                        /s/ John Weale
                                        ----------------------------------------
                                        John Weale
                                        Senior Vice President and
                                        Chief Financial Officer